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                                                                  EXHIBIT (a)(2)


                 Form of recommendation letter to Unitholders of
                        CASA MUNRAS HOTEL PARTNERS, L.P.


                [LETTERHEAD OF CASA MUNRAS HOTEL PARTNERS, L.P.]


                                                                    June 4, 2003


To the Holders of Limited Partnership Units of Casa Munras Hotel Partners, L.P.:

         Casa Munras Hotel Partners, L.P. (the "Partnership") recommends that you reject the recent offer by MacKenzie Patterson, Inc. and its affiliates (collectively, the "Offeror") to purchase up to 200 limited partnership units ("Units") of the Partnership at a price of $225 per Unit (the "MacKenzie Offer"). The Partnership believes that the $225 per Unit price contained in the MacKenzie Offer reflects a gross undervaluation of the assets of the Partnership and is substantially less than the Partnership's reasonable valuation of the current value of the Units.

         PKF Consulting, an independent hotel consulting and appraisal firm ("PKF"), conducted an appraisal of the Casa Munras Garden Hotel (the "Hotel") owned by the Partnership, dated July 31, 2001 (the "2001 Appraisal"). The 2001 Appraisal estimated the fair market value of the Hotel at that time to be $13,200,000. A separate appraisal of Unit values, dated July 31, 2001 (the "Unit Appraisal"), was conducted by Business Enterprise Appraisal Company, Inc. ("BEACo"). The Unit Appraisal at that time applied discounts to the Units held by the limited partners for "lack of control" of the Partnership and the "lack of marketability" of the Units.

         The Partnership acknowledges that the Hotel has not performed as well over the past two years as it had in prior years, and that the financial results of the Partnership have been adversely affected as a result. The reasons for this decline have been reviewed more than once in regular reports to the limited partners. Because of this decline, and based upon inquiries from certain limited partners as to the current value of the Hotel, Casa Munras GP, LLC, the general partner of the Partnership (the "General Partner"), obtained an updated appraisal of the Hotel from PKF, dated March 1, 2003 (the "2003 Appraisal"). The results of the 2003 Appraisal were disclosed in the Annual Report of the Partnership, dated April 10, 2003, which was distributed to the limited partners (the "2003 Annual Report"). The 2003 Annual Report indicated that the estimated fair market value of the Hotel was $11,600,000, which represented a decline of approximately 12% from the value estimate of the 2001 Appraisal. While no separate appraisal of a Unit was obtained from BEACo or any other outside appraiser, the General Partner has estimated the value of a Unit as of March 31, 2003 to be $478 per Unit after applying the same "lack of control" of the Partnership and the "lack of marketability" discounts as were used in the 2001 Unit Appraisal. Enclosed for your information is the General Partner's analysis of the estimated fair market value of a Unit pursuant to the 2003 Appraisal using the same methodology as in the 2001 Appraisal.

         Therefore, based upon independent appraisals and appropriate and consistent adjustments to per Unit value estimates by the Partnership, the Partnership is of the opinion that the $225 per
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Unit purchase price contained in the MacKenzie Offer is significantly below the fair value of each Unit, and that acceptance of the MacKenzie Offer is not in the best interest of the limited partners. Accordingly, the Partnership recommends that the limited partners reject the MacKenzie Offer and that the limited partners do not tender their Units to the Offeror pursuant to such offer.

                                Very Truly Yours,

                                Casa Munras GP, LLC, General Partner


                                By:  /s/ John F. Rothman
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                                     John F. Rothman, Managing Member


                                By:  /s/ Ronald A. Young
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                                     Ronald A. Young, Managing Member